UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Change in Company’s Certifying Accountant

Effective on December 15, 2025, Megan Holdings Limited (the “Company”) dismissed its independent registered public accounting firm, WWC, P.C. (“WWC”), which was approved and ratified by the Company’s Board of Directors and the Audit Committee on December 15, 2025.

The reports of WWC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change the Company’s independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

During the Company’s fiscal years ended December 31, 2023 and 2024, and through December 15, 2025, the effective date of dismissal:

(a)	there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of WWC, would have caused WWC to make reference thereto in its reports on the consolidated financial statements for such periods; and

(b)	there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), as described in Item 16F of Form 20-F.

The Company provided WWC, P.C. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

On December 15, 2025, the Audit Committee and the Board of Directors of the Company approved and ratified the engagement of SFAI MALAYSIA PLT (“SFAI”) as the Company’s new independent registered public accounting firm to audit and review the Company’s consolidated financial statements, effective December 15, 2025.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2024, and through the date of SFAI’s engagement, neither the Company, nor anyone on its behalf, consulted with SFAI regarding:

(a)	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided or oral advice was provided by SFAI that SFAI concluded was an important factor considered by the Company in reaching a decision regarding the accounting, auditing, or financial reporting issue; or

(b)	any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal executive officer)

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from WWC, P.C. dated on December 15, 2025

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